EXHIBIT 5.E.

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JFM in connection with the issuance and sale of the Bonds are estimated as follows:

Securities and Exchange Commission registration fee	$96,268
Fiscal Agent’s fee, including printing and engraving Bonds	244,700
Printing expenses	45,000
Legal fees and expenses	195,420
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	165,499

Total	$746,887